April 12, 2005

Via Facsimile (925) 871-4046 and U.S. Mail

Chip Patterson
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga California 94556

Re:	Meridian Healthcare Growth and Income PartnershipLimited
Partnership
Schedule TO-T/A filed April 1, 2005 by
MacKenzie Patterson Fuller, Inc. et al.
      SEC File No. 5-80594

Dear Mr. Patterson:

      We have reviewed the above-referenced filing and have the following additional comments on your revised offer materials.
General
Offer to Purchase

General
1. We note your response to and reissue prior comment 2. Please comply with Item 1005(e) of Regulation M-A. To the extent that the agreement in its current state is not definitive, we believe you must amend the Schedule TO to reflect any changes to the agreement when it does become definitive and extend the offer appropriately. In addition, we believe that these agreements, if in written form, should be filed as exhibits pursuant to Item 1016 of Regulation M-A.

Is the Financial Condition of the Bidders Relevant to My Decision
on
Whether To Tender in the Offer? Page 5
2. We note your response to prior comment 4. First, we note that each of the Purchasers is jointly and severely liable for the full amount of the consideration. In the absence of a definitive agreement regarding allocation, we believe that each separate bidder should have sufficient resources to cover the full amount of consideration. Supplementally confirm whether this is the case. Second, we note your disclosure that the bidders have $20 million in total net assets.  Please explain how "total net assets" is
relevant
to the determination that you will be able to satisfy your prompt payment obligation. For instance, we note that you some of the Purchasers frequently engage in tender offers for securities you define as illiquid. We assume that at least some portion of the "total net assets" are made up of illiquid investments which would not be immediately available to satisfy your prompt payment obligation. Finally, we note that several of the bidders here are currently engaged in other tender offers. Provide an analysis explaining whether, assuming all the existing offers were fully subscribed, Purchasers would have the resources to satisfy their payment obligations. When providing your analysis, a conclusory statement that bidders possess the resources to meet their obligation will be insufficient.
3. As noted above, some of the Purchasers are currently engaged in other tender offers for which they also have financial commitments.
This fact, including the maximum dollar amounts for which the Purchasers may be responsible under such offers, should be prominently disclosed in the offer materials. Your revised materials should address the Purchasers` ability to fund all of the
financial
commitments associated with this and those other offers.
      Will All of the Units I Tender be Accepted by the
Purchasers?,
Page 6
4. We note your response to prior comment 5. If the Partnership Agreement could prevent your purchase of the units, you should provide the requested disclosure.
If I Decide Not to Tender, How Will the Offer Affect my Units?,
page
6

5. We note your response to prior comment 6. Please briefly discuss the potential decreased liquidity and the possible restrictions on transfer. In addition, please briefly address the loss of protections of the securities laws associated with deregistration. Introduction, page 10

6. Describe the factual basis for your belief about a "tacit agreement" between the Development General Partner and the manager of the properties that in your opinion, may have resulted in a lower price for the properties.
Certain Background Information, page 12

7. We note your response to comment 9 in our prior letter. Please explain the basis for your belief in your response letter.
Tender Offer, Page 13

8. We note your response to prior comment 12. Please be advised in responding to future comments the staff does not recognize "investopedia.com" as valid authority. We agree with your assertion that in certain instances, "boilerplate" disclosure, as you define it, may be appropriate. That is not the case, however, where (as here) it is unclear and not likely to be understood by the reader. While we are not requesting any further revisions to this section of the disclosure document, we invite you to call the staff to discuss ways you can better describe the withdrawal rights afforded to target security holders without the use of confusing disclaimer and caveats.
Section 6, page 15
9. We reissue prior comment 13. Revise your disclosure to delete reference to your assumption, or expand the disclosure to explain why there is uncertainty as to the tax treatment of the partnership and discuss the potential alternative consequences. The staff does not consider uncertainty as to the tax consequences to be equivalent to immateriality.
10. We note your response to our request (in "Closing Comments") to provide certain acknowledgements from the Purchasers. Revise your response to include the requested statements from all filing persons.
Closing Comments
      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Given the materiality of the new disclosure you have added and may add in response to our comment letters, advise how you will disseminate revised offering materials.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,


							Michael Pressman
							Office of Mergers
and Acquisitions

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April 12, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE